Exhibit 99.1

ZTO Announces Management Change

SHANGHAI, March 9, 2018—ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading express delivery company in China, today announced that effective May 1, 2018, Mr. James Guo will resign from the role of Chief Financial Officer due to personal reasons, and Ms. Huiping Yan, ZTO’s current Vice President of Finance, will be appointed as the Chief Financial Officer. Mr. Guo will continue serving the Company as an advisor following his resignation. The Company noted that Ms. Guo’s departure is not related to any issues or disagreements regarding the Company’s financial disclosures, accounting policies and practices.

Before joining ZTO in February 2018, Ms. Yan spent over 7 years serving as the Chief Financial Officer of a number of Chinese TMT and hospitality companies including 2 years at Cainiao Network Technology, the logistics arm of Alibaba Inc. and over 4 years at Home Inns & Hotels Management, a leading economy hotel chain in China formerly listed on NASDAQ. From 1998 to 2009, Ms. Yan spent 11 years at General Electric Company (GE) in both the U.S. and Asia, serving in many key roles in corporate and operational financial management. Prior to GE, Ms. Yan worked at Deloitte & Touche in the U.S. serving clients across various industries. Ms. Yan studied at Shanghai International Studies University and holds a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University. Ms. Yan graduated from the GE experienced finance leadership program and is a U.S.-certified public accountant with a CGMA designation (AICPA).

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “I’d like to thank James for his indispensable contributions to ZTO over the past two years, especially for his pivotal role in helping the Company go public in the United States. I wish James all the best in his future career pursuits. Huiping has extensive corporate and financial best-practice management experience from both world-class multinational companies and fast growing and well-run Chinese enterprises.  I look forward to working closely with Huiping in her new capacity to strengthen ZTO’s corporate management, improve network operational efficiency and to further enhance our market leading position in terms of both market share and profitability.”

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE:ZTO) (“ZTO” or the “Company”) is a leading express delivery company in China and the largest express delivery companies globally, in terms of total parcel volume in 2016. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

For investor and media inquiries, please contact:

ZTO
Ms. Sophie Li
Investor Relations Department
E-mail: ir@zto.com

Christensen

In China

Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com